SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                           (Amendment No.  )*


                   MAUI LAND & PINEAPPLE COMPANY, INC.
                           (Name of Issuer)

                               COMMON
                    (Title of Class of Securities)

                            577345-10-1
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement:  [x]

A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 577345-10-1
13G


1. Name of Reporting Person: MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE STOCK OWNERSHIP PLAN

      EIN:  99-0107542

2.    Check appropriate box if a member of a group*                  (a) [ ]
                                                                     (b) [ ]



3.    SEC Use Only


4.    Citizenship:  Hawaii law governs the Plan and the related Trust
      Agreement.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    Sole voting power:  -0-

6.    Shared voting power: -0-

7.    Sole dispositive power:  -0-

8.    Shared dispositive power:  150,788


9.    Aggregate amount beneficially owned by each reporting person: 150,788



10.   Check box if aggregate amount in 9. above excludes certain shares*:[ ]


11.   Percent of class represented by amount in 9. above:  8.4%



12.   Type of reporting person*:  EP

Item 1(a)   Name of Issuer:  MAUI LAND & PINEAPPLE COMPANY, INC.


Item 1(b)   Address of Issuer's Principal Executive Offices:
            120 KANE STREET, KAHULUI, MAUI, HAWAII


Item 2(a) Name of Person Filing: MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE STOCK OWNERSHIP PLAN
            EIN:  99-0107542

Item 2(b)   Address of Principal Business Office or Residence:
            120 KANE STREET, KAHULUI, MAUI, HAWAII   96732


Item 2(c) Citizenship: Hawaii law governs the Plan and the related Trust Agreement.


Item 2(d)   Title of Class of Securities:  COMMON


Item 2(e)   CUSIP Number:  577345-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ]     Broker or dealer registered under Section 15 of the
                        Act;
            (b) [ ]     Bank as defined in Section 3(a)(6) of the Act;
            (c) [ ]     Insurance company as defined in Section 3(a)(19) of
                        this Act;
            (d) [ ]     Investment company registered under Section 3 of the
                        Investment Company Act;
            (e) [ ]     Investment adviser registered under Section 203 of the
                        Investment Advisers Act of 1940;
            (f) [X]     Employee Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see 13d-
                        1(b)(1)(ii)(F);
            (g) [ ]     Parent holding company, in accordance with 13d-
                        1(b)(ii)(G); (note:  see item 7)
            (h) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H);

Item 4      Ownership:

            (a)   Amount beneficially owned: 150,788

            (b)   Percent of class:  8.4%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: -0-

                  (ii)  Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of:
                        -0-

                  (iv) Shared power to dispose or to direct the disposition of: 150,788

            Voting and dispositive powers with respect to shares held by the Plan are as set for the in the Amended and Restated Maui Land & Pineapple Company, Inc. Employee Stock Ownership Plan (the "Plan"), and the Amended and Restated Maui Land & Pineapple Company, Inc. Employee Stock Ownership Trust Agreement (the "Trust Agreement"). Exhibit A hereto consists of the Amended and Restated Plan and the Amended and Restated Trust Agreement, each executed on May 6, 1994.

Item 5      Ownership of five percent or less of a class:  Inapplicable.


Item 6      Ownership of more than five percent on behalf of another person:
            See Exhibit A.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
            Inapplicable.


Item 8      Identification and classification of members of the group:
            Inapplicable.


Item 9      Notice of dissolution of group:  Inapplicable.

Item 10     Certification:

            By signing below the Plan certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                  SIGNATURE



            After reasonable inquiry and to the best of its knowledge and belief, the Plan certifies that the information set forth in this statement is true, complete and correct.


            MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE
            STOCK OWNERSHIP PLAN

            BY ITS ADMINISTRATIVE COMMITTEE:

            /s/  Joseph W. Hartley Jr.                  2/14/95
            -------------------------------           ---------------
            JOSEPH W. HARTLEY JR.                     DATE

            /s/  Gary L. Gifford                       2/14/95
            -------------------------------           ---------------
            GARY L. GIFFORD                           DATE

            /s/  Paul J. Meyer                        2/14/95
            -------------------------------           ---------------
            PAUL J. MEYER                             DATE

            /s/   Richard H. Cameron                   2/14/95
            -------------------------------           ---------------
            RICHARD H. CAMERON                        DATE

            /s/   Douglas R. Schenk                   2/14/95
            -------------------------------           ----------------
            DOUGLAS R. SCHENK                         DATE

 EXHIBIT A:
===============
                  MAUI LAND & PINEAPPLE COMPANY, INC.

                         EMPLOYEE STOCK OWNERSHIP PLAN


             As Amended and Restated as of January 1, 1987
                               TABLE OF CONTENTS

SECTION                                                                  PAGE

 1.  Nature of the Plan. . . . . . . . . . . . . . . . . . . . . . . . . .   1

 2.  Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

 3.  Eligibility and Participation . . . . . . . . . . . . . . . . . . . .   8

 4.  Employer Contributions. . . . . . . . . . . . . . . . . . . . . . . .   8

 5.  Investment of Trust Assets. . . . . . . . . . . . . . . . . . . . . .  10

 6.  Allocations to Participants' Accounts . . . . . . . . . . . . . . . .  13

 7.  Allocation Limitations. . . . . . . . . . . . . . . . . . . . . . . .  18

 8.  Voting Company Stock. . . . . . . . . . . . . . . . . . . . . . . . .  20

 9.  Disclosure to Participants. . . . . . . . . . . . . . . . . . . . . .  21

10.  Vesting and Forfeitures . . . . . . . . . . . . . . . . . . . . . . .  22

11.  Credited Service and Break in Service . . . . . . . . . . . . . . . .  25

12.  When Capital Accumulation Will Be Distributed . . . . . . . . . . . .  26

13.  In-Service Distributions. . . . . . . . . . . . . . . . . . . . . . .  30

14.  How Capital Accumulation Will Be Distributed. . . . . . . . . . . . .  33

15.  Rights, Options and Restrictions on Company Stock . . . . . . . . . .  35

16.  No Assignment of Benefits . . . . . . . . . . . . . . . . . . . . . .  37

17.  Administration. . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

18.  Claims Procedure. . . . . . . . . . . . . . . . . . . . . . . . . . .  41

19.  Limitation on Participants' Rights. . . . . . . . . . . . . . . . . .  42

20.  Future of the Plan. . . . . . . . . . . . . . . . . . . . . . . . . .  43

21.  "Top-Heavy" Contingency Provisions. . . . . . . . . . . . . . . . . .  45

22.  Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

23.  Execution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

                      MAUI LAND & PINEAPPLE COMPANY, INC.

                         EMPLOYEE STOCK OWNERSHIP PLAN


                 As Amended and Restated as of January 1, 1987



Section 1.  Nature of the Plan.
      The purpose of this Plan is to enable participating Employees to share in the growth and prosperity of Maui Land & Pineapple Company, Inc. (the "Com-pany") and to provide Participants with an opportunity to accumulate capital for their future economic security. The Plan is intended to do this without any deductions from Participants' paychecks and without requiring them to invest their personal savings. The primary purpose of the Plan is to enable Participants to acquire stock ownership interests in the Company. Therefore, the Trust established under the Plan is designed to invest primarily in Company Stock.
      The Plan is also designed to be available as a technique of corporate finance to the Company. Accordingly, it may be used to accomplish the following objectives:
      (a) To meet general financing requirements of the Company, including capital growth and transfers in the ownership of Company Stock;

      (b) To provide Participants with beneficial ownership of Company Stock, substantially in proportion to their relative Compensation, without requiring any cash outlay, any reduction in pay or other personal investment on the part of Participants; and

      (c) To receive loans (or other extensions of credit) to finance the acquisition of Company Stock, with such loans to be repaid by Employer Contributions to the Trust and dividends received on such Company Stock. The Plan, originally adopted effective as of January 1, 1978, and subsequently amended and restated effective as of January 1, 1983, is hereby amended and restated as of
             January 1, 1987 (except as otherwise noted herein). The Plan is a stock bonus plan under Section 401(a) of the Internal Revenue Code (the "Code") and an employee stock ownership plan under Section 4975(e)(7) of the Code.
      All Trust Assets held under the Plan will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan and the related Trust Agreement. The Plan is administered by an Administrative Committee for the exclusive benefit of Participants (and their Beneficiaries).

Section 2.  Definitions.
      In this Plan, whenever the context so indicates, the singular or plural number and the masculine, feminine or neuter gender shall be deemed to include the other, the terms "he," "his" and "him" shall refer to a Participant, and the capitalized terms shall have the following meanings:
Account ..................    One of two accounts maintained to record the
                              interest of a Participant under the Plan.  See
                              Section 6.

Acquisition Loan .........    A loan (or other extension of credit) used by
                              the Trust to finance the acquisition of Company
                              Stock, which loan may constitute an extension of credit to the Trust from a party in interest (as defined in ERISA). See Section 5(b).

Affiliate ................    Any corporation which is a member of a
                              controlled group of corporations (within the meaning of Section 414(b) of the Code) of which the Company is also a member or any trade or business (whether or not incorporated) which is under common control with the Company (within the meaning of Section 414(c) of the Code).

Allocation Date ..........    December 31st of each year (the last day of each
                              Plan Year).

Approved Absence .........    A leave of absence from work for an Employee by
                              his Employer under its established leave policy.
                              See Section 3(c).

Beneficiary ..............    The person (or persons) entitled to receive any
                              benefit under the Plan in the event of a Participant's death. See Section 14(b).

Board of Directors .......    The Board of Directors of the Company.

Break in Service .........    A period of time commencing with the date on
                              which an Employee's Service terminates and ending on the date he resumes Service. See
                              Section 11(b).

Capital Accumulation .....    A Participant's vested, nonfor-feitable interest
                              in his Accounts under the Plan. Each Par-ticipant's Capital Accumulation shall be de-termined in accordance with the provisions of
                              Section 10 and distributed as provided in Sect-ions 12, 13 and 14.

Code .....................    The Internal Revenue Code of 1986, as amended.

Committee ................    The Administrative Committee appointed by the
                              Board of Directors to administer the Plan.  See
                              Section 17.

Company ..................    Maui Land & Pineapple Company, Inc., a Hawaii
                              corporation.

Company Stock ............    Shares of voting common stock issued by the
                              Company, which shares constitute "employer securities" under Section 409(l) of the Code.

Company Stock Account ....    The Account which reflects each Participant's
                              interest in Company Stock held under the Plan.
                              See Section 6.
Compensation .............    The total wages and other compensation paid to
                              an Employee by his Employer during the Plan Year and reported on the Employee's Wage and Tax
                              Statement (Form W-2), plus the amount of Pretax
                              Deferrals made on his behalf to the 401(k) Plan for the Plan Year and any amounts excludable from his taxable income under Section 125 of the Code. Compensation shall not include any of the following items: reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation and welfare benefits. For any Plan Year beginning after December 31, 1988, any amount in excess of $200,000 (as adjusted after 1989 for increases in the cost of living pursuant to Sec-tion 401(a)(17) of the Code) shall be excluded.
                              For any Plan Year beginning after December 31,
                              1993, any amount in excess of $150,000 (as adjusted for increases in the cost of living pursuant to Section 401(a)(17) of the Code) shall be excluded. For purposes of applying the $150,000 and $200,000 limitations, the Com-pensation of a 5% owner or of a Highly
                              Compensated Employee who is one of the ten most highly compensated Highly Compensated Employees shall be aggregated with the Compensation of his spouse and his lineal descendants who are under age 19.

Credited Service .........    The elapsed period of an Employee's Service.
                              See Section 11.

Disability ...............    A physical condition caused by bodily injury or
                              disease which has existed for at least six months and which makes an Employee unable to perform in any occupation or employment offered by his Employer, as determined by the Committee on the basis of a certificate from a qualified physician approved by the Committee. The
                              Committee may waive the six-month requirement in a uniform, nondiscriminatory manner. An
                              Employee shall not be deemed to have incurred a Disability if his Service terminates prior to his becoming disabled or if the disability results from habitual drunkenness or addiction to narcotics, commission of a felony or willful intention to injure himself.

Employee .................    Any common-law employee of an Employer.  A
                              leased employee, as described in Section 414(n) of the Code, is not an Employee for purposes of this Plan.

Employer .................    The Company and each Affiliate which is
                              designated as an Employer by the Board of Directors and which adopts the Plan for the benefit of its Employees.

Employer Contributions ...    Payments made to the Trust by an Employer.  See
                              Section 4.

ERISA ....................    The Employee Retirement Income Security Act of
                              1974, as amended.

Fair Market Value ........    The fair market value of Company Stock, as
                              determined by the Committee for all purposes under the Plan. If there is a generally recognized market for Company Stock, such determination shall be based upon the price of Company Stock as established by the current bid and asked prices quoted by persons independent of the Company and of any party in interest (as defined in ERISA). If there is not a generally recognized market for Company Stock, such determination shall be based upon a valuation by an independent appraiser.

Financed Shares ..........    Shares of Company Stock acquired by the Trust
                              with the proceeds of an Acquisition Loan.

Forfeiture ...............    Any portion of a Participant's Accounts which
                              does not become a part of his Capital
                              Accumulation and which is forfeited under Sec-tion 10(b).

401(k) Plan ..............    The Maui Land & Pineapple Company, Inc.
                              Retirement Savings Plan, a profit sharing plan qualified under Section 401(a) of the Code that includes a "cash or deferred arrangement" under
                              Section 401(k) of the Code.

Highly Compensated
Employee .................    An Employee who (1) is a 5% owner, (2) has
                              Compensation in excess of $75,000, (3) has Compensation in excess of $50,000 and is in the top-paid 20% group of Employees, or (4) is an officer of the Company or an Affiliate and has Compensation in excess of 50% of the dollar amount in effect under Section 415(b)(1)(A) of the Code for the Plan Year, as determined in accordance with Section 414(q) of the Code. The
                              $75,000 and $50,000 amounts shall be adjusted after 1987 for increases in the cost of living pursuant to Section 414(q)(1) of the Code.

Other Investments
Account ..................    The Account which reflects each Participant's
                              interest under the Plan attributable to Trust
                              Assets other than Company Stock.  See Section 6.

Participant ..............    Any Employee or former Employee who has met the
                              applicable eligibility requirements of
                              Section 3(a) and who has not yet received a complete distribution of his Capital Accumu-lation.

Pension Plan .............    The Maui Land & Pineapple Company, Inc. Pension
                              Plan for Non-Bargaining Employees, a defined benefit pension plan qualified under Sec-tion 401(a) of the Code.

Plan .....................    The Maui Land & Pineapple Company, Inc. Employee
                              Stock Ownership Plan, which includes this Plan and the Trust Agreement.

Plan Year ................    The 12-month period ending on each Allocation
                              Date (and coinciding with each calendar year, which is the taxable year of the Company).

Retirement ...............    Termination of Service (1) after attaining age
                              65, or (2) after attaining age 55 and completing at least five years of Credited Service.

Service ..................    Employment with the Company or with any
                              Affiliate.

Statutory Compensation ...    The total remuneration paid to an Employee by
                              the Company or an Affiliate during the Plan Year for personal services rendered, excluding employer contributions to a plan of deferred compensation, amounts realized in connection with stock options and amounts which receive special tax benefits.

Statutory Dollar Amount ..    For any Plan Year, $30,000, as may be increased
                              pursuant to Section 415(c)(1)(A) of the Code.

Trust ....................    The Maui Land & Pineapple Company, Inc. Employee
                              Stock Ownership Trust, maintained pursuant to the Trust Agreement entered into between the Company and the Trustee.

Trust Agreement ..........    The Agreement between the Company and the
                              Trustee specifying the duties of the Trustee.

Trust Assets .............    The Company Stock (and other assets) held in the
                              Trust for the benefit of Participants. See Sec-tion 5.

Trustee ...................   The Trustee (and any successor Trustee)
                              appointed by the Board of Directors to hold the Trust Assets.
Section 3.  Eligibility and Participation.
      (a) Each salaried Employee who was a Participant in the Plan on January 1, 1987, shall continue as a Participant. Each other salaried Employee shall become a Participant in the Plan as of the date he completes one year of Credited Service.
      An Employee whose terms of Service are covered by a collective bargaining agreement shall not be eligible to participate in the Plan unless the terms of such agreement specifically provide for coverage under the Plan.
      (b) A Participant is entitled to share in the allocation of Employer Contributions and Forfeitures under Section 6(a) for each Plan Year.
      (c) A former Participant who is reemployed by an Employer shall become a Participant as of the date of his reemployment, if he is then an eligible Employee. An Employee who is on an Approved Absence shall not become a Participant until the end of his Approved Absence, but a Participant who is on an Approved Absence shall continue as a Participant during the period of his Approved Absence.

Section 4.  Employer Contributions.
      (a) Employer Contributions shall be paid to the Trustee for each Plan Year in such amounts (or under such formula) as may be determined by the Board of Directors; provided, however, that Employer Contributions shall not be made for any Plan Year in amounts which can be allocated to no Participant's Accounts by reason of the allocation limitations described in Section 7(a) or in amounts which are not deductible under Section 404(a) of the Code.
      (b) Employer Contributions for each Plan Year shall be paid to the Trustee not later than the due date (including extensions) for filing the Company's Federal income tax return for that Plan Year. Employer Contributions may be paid in cash and/or in shares of Company Stock, as determined by the Board of Directors; provided, however, that the Board of Directors may determine that Employer Contributions may be paid as provided in
Section 5(c) with notice to the Committee and the Trustee. Employer Contribu-tions paid in shares of Company Stock shall be valued based upon the Fair Market Value on the date the shares are issued to the Trustee.
      (c)  Any Employer Contributions which are not deductible under
Section 404(a) of the Code may be returned to the Employer by the Trustee (upon the direction of the Company) within one year after the deduction is disallowed or after it is determined that the deduction is not available. In the event that Employer Contributions are paid to the Trust by reason of a mistake of fact, such Employer Contributions may be returned to the Employer by the Trustee (upon the direction of the Company) within one year after the payment to the Trust.
      (d) No Participant shall be required or permitted to make contributions to the Trust.

Section 5.  Investment of Trust Assets.
      (a) In General - Trust Assets will be invested by the Trustee primarily (or exclusively) in Company Stock in accordance with directions from the Committee. Employer Contributions (and other Trust Assets) may be used to acquire shares of Company Stock from any Company shareholder or from the Company. The Trustee may also invest Trust Assets in such other prudent in-vestments as the Committee deems to be desirable for the Trust, or Trust Assets may be held temporarily in cash. All purchases of Company Stock by the Trustee shall be made only as directed by the Committee and only at prices which do not exceed Fair Market Value as of the date of the purchase. The Committee may direct the Trustee to invest and hold up to 100% of the Trust Assets in Company Stock.
      (b) Acquisition Loans - With the approval of the Board of Directors, the Committee may direct the Trustee to incur Acquisition Loans from time to time to finance the acquisition of Company Stock (Financed Shares) or to repay a prior Acquisition Loan. An installment obligation incurred in connection with the purchase of Company Stock shall be treated as an Acquisition Loan, and all indebtedness incurred to acquire Company Stock in a single transaction shall be treated as one Acquisition Loan. An Acquisition Loan shall be for a specific term, shall bear a reasonable rate of interest and shall not be payable on demand except in the event of default. An Acquisition Loan may be secured by a pledge of the Financed Shares so acquired (or acquired with the proceeds of a prior Acquisition Loan which is being refinanced). No other Trust Assets may be pledged as collateral for an Acquisition Loan, and no lender shall have recourse against Trust Assets other than any Financed Shares remaining subject to pledge. Any pledge of Financed Shares must provide for the release of the shares so pledged as payments on the Acquisition Loan are made by the Trustee and such Financed Shares are allocated to Participants' Company Stock Accounts under Section 6. If the lender is a party in interest (as defined in ERISA), the Acquisition Loan must provide for a transfer of Trust Assets to the lender on default only upon and to the extent of the failure of the Trust to meet the payment schedule of the Acquisition Loan.
      (c) Acquisition Loan Payments - Payments of principal and/or interest on any Acquisition Loan shall be made by the Trustee (as directed by the Committee) only from Employer Contributions paid in cash to enable the Trust to repay such Acquisition Loan, from earnings attributable to such Employer Contributions and from any cash dividends received by the Trust on the Financed Shares (whether allocated or unallocated) purchased with the proceeds of such Acquisition Loan; and the payments made with respect to an Acquisition Loan for a Plan Year must not exceed the sum of such Employer Contributions, earnings and dividends for that Plan Year (and prior Plan Years), less the amount of such payments for prior Plan Years. If the Company is the lender with respect to an Acquisition Loan, Employer Contributions may be paid in the form of cancellation of indebtedness under the Acquisition Loan. If the Company is not the lender with respect to an Acquisition Loan, the Company may elect to make payments on the Acquisition Loan directly to the lender and to treat such payments as Employer Contributions.
      (d) Sales of Company Stock - Subject to the approval of the Board of Directors, the Committee may direct the Trustee to sell shares of Company Stock to any person (including the Company), provided that any such sale must be made at a price not less than Fair Market Value as of the date of the sale. Notwithstanding the provisions of Section 5(c), the Committee may direct the Trustee to apply the proceeds from the sale of unallocated Financed Shares to repay the Acquisition Loan (incurred to finance the purchase of such Financed Shares) in the event of the sale of the Company or the termination of the Plan or if the Plan ceases to be an employee stock ownership plan under
Section 4975(e)(7) of the Code. If the Trustee is unable to make payments of principal and/or interest on an Acquisition Loan when due, the Committee may direct the Trustee either to sell (with the approval of the Board of Directors) any Financed Shares that have not yet been allocated to Participants' Company Stock Accounts or to obtain a new Acquisition Loan in an amount sufficient to make such payments. Any decision by the Committee to direct the Trustee to sell Company Stock under this Section 5(d) must comply with the fiduciary duties applicable under Section 404(a)(1) of ERISA.

Section 6.  Allocations to Participants' Accounts.
      A Company Stock Account and an Other Investments Account shall be maintained to reflect the interest of each Participant under the Plan.
      Company Stock Account - The Company Stock Account maintained for each Participant will be credited annually with his allocable share of Company Stock (including fractional shares) purchased and paid for by the Trust or contributed in kind to the Trust as an Employer Contribution, with any Forfeitures from Company Stock Accounts and with any stock dividends on Company Stock allocated to his Company Stock Account.
      Other Investments Account - The Other Investments Account maintained for each Participant will be credited annually with his allocable share of Employer Contributions that are not in the form of Company Stock, with any Forfeitures from Other Investments Accounts, with any cash dividends on Company Stock allocated to his Company Stock Account (other than currently distributed dividends) and any net income (or loss) of the Trust. Such Account will be debited for the Participant's share of any cash payments made by the Trustee for the acquisition of Company Stock or for the payment of any principal and/or interest on an Acquisition Loan.
      The allocations to Participants' Accounts for each Plan Year will be made as follows:
      (a) Employer Contributions and Forfeitures - Employer Contributions under Section 4(a) and Forfeitures under Section 10(b) for each Plan Year will be allocated as of the Allocation Date among the Accounts of Participants in the ratio that the Compensation of each such Participant bears to the total Compensation of all such Participants, subject to the allocation limitations described in Section 7; provided, however, that Compensation shall not include amounts paid prior to the date an Employee becomes a Participant under
Section 3(a).
      (b) Financed Shares - Any Financed Shares acquired by the Trust shall initially be credited to a "Loan Suspense Account" and will be allocated to the Company Stock Accounts of Participants only as payments on the Acquisition Loan are made by the Trustee. The number of Financed Shares to be released from the Loan Suspense Account for allocation to Participants' Company Stock Accounts for each Plan Year shall be determined by the Committee (as of each Allocation Date) as follows:
            (1) Principal/Interest Method - The number of Financed Shares held in the Loan Suspense Account immediately before the release for the current Plan Year shall be multiplied by a fraction. The numerator of the fraction shall be the amount of principal and/or interest paid on the Acquisition Loan for that Plan Year. The denominator of the fraction shall be the sum of the numerator plus the total payments of principal and interest on that Acquisition Loan projected to be paid for all future Plan Years. For this purpose, the interest to be paid in future years is to be computed by using the interest rate in effect as of the current Allocation Date.
            (2) Principal Only Method - The Committee may elect (as to each Acquisition Loan) or the provisions of the Acquisition Loan may provide for the release of Financed Shares from the Loan Suspense Account based solely on the ratio that the payments of principal for each Plan Year bear to the total principal amount of the Acquisition Loan. This method may be used only to the extent that: (A) the Acquisition Loan provides for annual payments of principal and interest at a cumulative rate that is not less rapid at any time than level annual payments of such amounts for ten years; (B) interest included in any payment on the Acquisition Loan is disregarded only to the extent that it would be determined to be interest under standard loan amor-tization tables; and (C) the entire duration of the Acquisition Loan repayment period does not exceed ten years, even in the event of a renewal, extension or refinancing of the Acquisition Loan.
      In each Plan Year in which Trust Assets are applied to make payments on an Acquisition Loan, the Financed Shares released from the Loan Suspense Account in accordance with the provisions of this Section 6(b) shall be allocated among the Company Stock Accounts of Participants in the manner determined by the Committee based upon the source of funds (Employer Contributions, earnings attributable to such Employer Contributions and cash dividends on Financed Shares allocated to Participants' Company Stock Accounts or cash dividends on Financed Shares credited to the Loan Suspense Account) used to make the payments on the Acquisition Loan. If cash dividends on Financed Shares allocated to a Participant's Company Stock Account are used to make payments on an Acquisition Loan, Financed Shares (representing that portion of such payments and whose Fair Market Value is at least equal to the amount of such dividends) released from the Loan Suspense Account shall be allocated to that Participant's Company Stock Account.
      (c) Net Income (or Loss) of the Trust - The net income (or loss) of the Trust for each Plan Year will be determined as of the Allocation Date. Prior to the allocation of Employer Contributions and Forfeitures for the Plan Year, each Participant's share of any net income (or loss) will be allocated to his Other Investments Account in the ratio that the balance of his Other Investments Account on the preceding Allocation Date (reduced by any distribution of Capital Accumulation from such Account during the Plan Year) bears to the sum of such Account balances for all Participants as of that date. The net income (or loss) of the Trust includes the increase (or decrease) in the fair market value of Trust Assets (other than Company Stock), interest income, dividends and other income and gains (or losses) attributable to Trust Assets (other than any dividends on allocated Company Stock) since the preceding Allocation Date, reduced by any expenses charged to the Trust Assets for that Plan Year. The determination of the net income (or loss) of the Trust shall not take into account any interest paid by the Trust under an Acquisition Loan.
      (d) Dividends on Company Stock - Any cash dividends received on shares of Company Stock allocated to Participants' Company Stock Accounts will be allocated to the respective Other Investments Accounts of such Participants. Any cash dividends received on unallocated shares of Company Stock (including any Financed Shares credited to the Loan Suspense Account) shall be allocated in the same manner as Employer Contributions. Any stock dividends received on Company Stock shall be credited to the Accounts (including the Loan Suspense Account) to which such Company Stock was allocated. Any cash dividends which are currently distributed to Participants (or their Beneficiaries) under
Section 13(a) shall not be credited to their Other Investments Accounts.
      (e) Accounting for Allocations - The Committee shall establish accounting procedures for the purpose of making the allocations to Participants' Accounts provided for in this Section 6. The Committee shall maintain adequate records of the aggregate cost basis of Company Stock allocated to each Participant's Company Stock Account. The Committee shall also keep separate records of Financed Shares and of Employer Contributions (and any earnings thereon) made for the purpose of enabling the Trust to repay any Acquisition Loan. From time to time, the Committee may modify the accounting procedures for the purposes of achieving equitable and nondiscrimi-natory allocations among the Accounts of Participants in accordance with the general concepts of the Plan, the provisions of this Section 6 and the requirements of the Code and ERISA.
Section 7.  Allocation Limitations.
      (a) Limitations on Annual Additions - The Annual Additions for each Plan Year with respect to any Participant may not exceed the lesser of:
            (1)   25% of his Statutory Compensation; or

            (2)   the Statutory Dollar Amount.
For this purpose, "Annual Additions" shall be the total of the Employer Contributions and Forfeitures (including any income attributable to Forfeitures) allocated to the Accounts of a Participant for the Plan Year, except as provided in Section 7(c), plus any Pretax Deferrals made on his behalf for the Plan Year to the 401(k) Plan. In determining such Annual Addi-tions, Forfeitures of Company Stock shall be included at the Fair Market Value as of the Allocation Date.
      In addition, for any Participant who is covered under the Pension Plan, Employer Contributions and Forfeitures may not be allocated to his Accounts (under this Plan) in amounts which would cause the limitations described in
Section 415(e) of the Code to be exceeded for any Plan Year.
      If the aggregate amount that would be allocated to the Accounts of a Participant in the absence of these limitations would exceed the amount set forth in these limitations, his benefit under the Pension Plan shall be reduced prior to reducing the allocation to his Accounts under this Plan. Any Forfeitures which can be allocated to no Participant's Accounts by reason of these limitations shall be credited to a "Forfeiture Suspense Account" and allocated as Forfeitures under Section 6(a) for the next succeeding Plan Year (prior to the allocation of Employer Contributions for such succeeding Plan
Year).
      (b) Increased Dollar Limitation - Under certain circumstances, the dollar limitation set forth in Section 7(a)(2) may be increased. The increase can only occur for Plan Years prior to 1990, and only if not more than one-third of the Employer Contributions for the Plan Year are allocated to the Accounts of Participants who are Highly Compensated Employees. The amount of the increase will be the lesser of the following: (A) the Statutory Dollar Amount otherwise applicable for the Plan Year; or (B) the amount of Employer Contributions allocated to the Participant's Company Stock Account (as of the Allocation Date of the Plan Year) representing Company Stock which is -
            (1)   contributed to the Trust for that Plan Year;

            (2) purchased with Employer Contributions (in cash) not later than 60 days after the due date (including extensions) for filing the Company's Federal income tax return for that Plan Year; or

            (3) released from the Loan Suspense Account by reason of payments on an Acquisition Loan for that Plan Year.


      (c) Special Acquisition Loan Rules - Any Employer Contributions which are used by the Trust (not later than the due date, including extensions, for filing the Company's Federal income tax return for that Plan Year) to pay interest on an Acquisition Loan, and any Financed Shares which are allocated as Forfeitures, shall not be included as Annual Additions under Section 7(a); provided, however, that the provisions of this Section 7(c) shall be applicable for any Plan Year only if not more than one-third of the Employer Contributions applied to pay principal and/or interest on an Acquisition Loan are allocated to Participants who are Highly Compensated Employees; and the Committee shall reallocate such Employer Contributions to the extent it deems it to be appropriate to satisfy this special rule.

Section 8.  Voting Company Stock.
      All shares of Company Stock held by the Trust shall be voted by the Trustee only in accordance with the provisions of this Section 8. Each Participant (or Beneficiary) will be entitled to direct the Trustee as to the manner in which shares of Company Stock then allocated to his Company Stock Account will be voted. Each Participant (or Beneficiary) who is entitled to direct the Trustee as to the manner in which shares of Company Stock will be voted shall be provided with the proxy statement and other materials provided to Company shareholders in connection with each shareholder meeting, together with a form upon which the Participant (or Beneficiary) shall have the right to give confidential voting instructions to the Trustee for the shares allocated to his Company Stock Account. The Trustee shall vote the shares of Company Stock allocated to a Participant's Company Stock Account for which no instructions are received and the shares of Company Stock not then allocated to Participants' Company Stock Accounts in the same proportions as the aggregate of Company Stock allocated to Participants' Company Stock Accounts is voted pursuant to the instructions of Participants (or Beneficiaries).

Section 9.  Disclosure to Participants.
      (a) Summary Plan Description - Each Participant shall be furnished with the summary plan description of the Plan required by Sections 102(a)(1) and 104(b)(1) of ERISA. Such summary plan description shall be updated from time to time as required under ERISA and Department of Labor regulations thereunder.
      (b) Summary Annual Report - Within nine months after each Allocation Date, each Participant shall be furnished with the summary annual report of the Plan required by Section 104(b)(3) of ERISA, in the form prescribed in regulations of the Department of Labor.
      (c) Annual Statement - Following each Allocation Date, each Participant shall be furnished with a statement reflecting the following information:
            (1) The balances (if any) in his Accounts as of the beginning of the Plan Year.

            (2) The amount of Employer Contributions and Forfeitures allocated to his Accounts for that Plan Year.

            (3) The adjustments to his Accounts to reflect his share of dividends (if any) on Company Stock and any net income (or loss) of the Trust for that Plan Year.

            (4) The new balances in his Accounts, including the number of shares of Company Stock allocated to his Company Stock Account and the Fair Market Value as of that Allocation Date.

            (5) His number of years of Credited Service and his vested percentage in his Account balances (under Sections 10 and 11) as of that Allocation Date.


      (d) Additional Disclosure - The Company shall make available for examination by any Participant copies of the Plan, the Trust Agreement and the latest annual report of the Plan filed (on Form 5500) with the Internal Revenue Service. Upon written request of any Participant, the Company shall furnish copies of such documents and may make a reasonable charge to cover the cost of furnishing such copies, as provided in regulations of the Department of Labor.

Section 10.  Vesting and Forfeitures.
      (a)  Vesting -
            (1) A Participant's interest in his Accounts shall become 100% vested and nonforfeitable if he (A) is employed by the Company or an Affiliate on or after his 65th birthday, (B) is employed by the Company or an Affiliate on or after his 55th birthday and his completion of five years of Credited Service, (C) incurs a Disability while employed by the Company or an Affiliate, or (D) dies while employed by the Company or an Affiliate.
            (2) Except as otherwise provided in Section 10(a)(1), the interest of each Participant in his Accounts shall become vested and nonforfeitable in accordance with the following schedule:
            Credited Service              Nonforfeitable
            Under Section 11                Percentage

            Less than Four Years                  0%

            Four Years                           40%

            Five Years                          50%

            Six Years                            60%

            Seven Years                         70%

            Eight Years                         80%

            Nine Years                          90%

            Ten Years or More                   100%
            Effective January 1, 1989, a Participant's interest in his Accounts shall become vested and nonforfeitable in accordance with the following schedule if he is credited with at least one Hour of Service after December 31, 1988:
          Credited Service                Nonforfeitable
            Under Section 11                Percentage

            Less than Five Years                 0%

            Five Years or More                      100%
Notwithstanding the foregoing, a Participant who was credited with four years of Credited Service as of January 1, 1989, shall have a 40% vested interest in his Accounts until he is credited with five years of Credited Service. In addition, a Participant who was credited with at least three years of Credited Service as of January 1, 1989, shall have a 40% vested interest in his Accounts upon his completion of four years of Credited Service.
      (b) Forfeitures - Any portion of the final balances in a Participant's Accounts which is not vested (and does not become part of his Capital Accu-mulation) will become a Forfeiture upon occurrence of a five-consecutive-year Break in Service. Forfeitures shall first be charged against a Participant's Other Investments Account, with any balance charged against his Company Stock Account (at Fair Market Value). Financed Shares shall be forfeited only after other shares of Company Stock have been forfeited. All Forfeitures will be reallocated to the Accounts of remaining Participants, as provided in
Section 6(a), as of the Allocation Date of the Plan Year in which a five-consecutive-year Break in Service occurs.
      (c) Vesting Upon Reemployment - If a Participant who is not 100% vested and who did not incur a one-year Break in Service prior to January 1, 1985, receives a distribution of his Capital Accumulation prior to the occurrence of a five-year Break in Service and he is reemployed prior to the occurrence of such a Break in Service, the portion of his Accounts which was not vested shall be maintained separately until he becomes 100% vested. His vested and nonforfeitable percentage in such separate Accounts upon his subsequent termination of Service shall be equal to:
                                      X-Y
                                    100%-Y


For purposes of applying this formula, X is the vested percentage at the time of the subsequent termination, and Y is the vested percentage at the time of the prior termination.

Section 11.  Credited Service and Break in Service.
      (a) Credited Service - An Employee's Credited Service shall include each period of his Service, computed (in full years and days) from the date his Service begins until the date on which his Service terminates. A Break in Service that does not exceed one year and the period of an Approved Absence shall be included in an Employee's Credited Service. Credited Service shall include such Service with the Company or any Affiliate.
      (b) Break in Service - A one-year Break in Service shall occur one year after the date of an Employee's termination of Service. A five-year Break in Service shall occur five years after the date of an Employee's termination of Service. A Break in Service shall end in the event of an Employee's reemployment. For purposes of determining the period of an Employee's Break in Service, the period of a maternity/paternity absence not exceeding one year, described in Section 411(a)(6)(E)(i) of the Code, beginning after December 31, 1984, shall not be treated as a Break in Service.
      (c) Reemployment - If a former Employee is reemployed after a one-year Break in Service, the following special rules shall apply in determining his Credited Service:
            (1) New Accounts will be established to reflect his interest in the Plan attributable to Service after the Break in Service.

            (2) If he is reemployed after the occurrence of a five-year Break in Service (or if he incurred a one-year Break in Service prior to January 1, 1985), Credited Service after the Break in Service will not increase his vested interest in his Accounts attributable to Service prior to the Break in Service.

            (3) After he completes one year of Credited Service following reemployment, his Credited Service with respect to his new Accounts will include his Credited Service accumulated prior to the Break in Service.

            (4) In the case of an Employee who incurred a one-year Break in Service prior to January 1, 1985, and prior to attaining a vested interest under the Plan, Service prior to the Break in Service shall not be included in determining his Credited Service if the number of consecutive Break in Service years as of December 31, 1984, equalled or exceeded the Credited Service accumulated prior to the Break in Service.

            (5) In the case of an Employee who did not incur a one-year Break in Service prior to January 1, 1985 (or who incurred a one-year Break in Service prior to January 1, 1985, but the number of consecutive Break in Service years as of December 31, 1984, was less than the number of years of Credited Service accumulated prior to the Break in Service), who is reemployed after a five-year Break in Service and has not attained a vested interest under the Plan, Service prior to the Break in Service shall not be included in determining his Credited Service.
Section 12.  When Capital Accumulation Will Be Distributed.
      (a) Except as otherwise provided in Sections 12(d) and 13, a Participant's Capital Accumulation will be distributed following his termination of Service, but only at the time and in the manner determined by the Committee. If the value of a Participant's Capital Accumulation exceeds $3,500, no portion of his Capital Accumulation may be distributed to him before he attains age 65 without his written consent.
      (b) In the event of a Participant's Retirement, Disability or death, distribution of his Capital Accumulation shall commence no later than the Allocation Date of the Plan Year following the Plan Year in which his Retirement, Disability or death occurs. If a Participant's Service terminates for any other reason, distribution of his Capital Accumulation may be deferred until after he attains age 65; provided, however, that distribution of any portion of his Capital Accumulation attributable to shares of Company Stock acquired by the Trust after December 31, 1986, shall commence no later than the Allocation Date of the sixth Plan Year following the Plan Year in which his Service terminates (unless he is reemployed by the Company or an Affiliate). Except as otherwise provided in Section 12(d), if a Participant's Capital Accumulation includes Financed Shares, the Committee may elect to defer the distribution of that portion of his Capital Accumulation attributable to such Financed Shares until the Allocation Date of the Plan Year in which the Acquisition Loan (incurred to acquire such Financed Shares) has been fully repaid. For this purpose, all indebtedness incurred to acquire Company Stock in a single transaction shall be treated as one Acquisition Loan.
      The following alternative modes of distribution may be selected by the Committee (after considering the available liquid assets of the Company and the Trust):
            (1) Distribution of a Participant's Capital Accumulation in a single lump sum; or

            (2) Distribution of a Participant's Capital Accumulation in substantially equal, annual installments. If the portion of a Participant's Capital Accumulation that is not attributable to shares of Company Stock acquired by the Trust after December 31, 1986, is distributed in installments, the period over which installments may be distributed may not exceed his life expectancy. If the por-tion of a Participant's Capital Accumulation attributable to shares of Company Stock acquired by the Trust after December 31, 1986, is distributed in installments, the period over which installments may be distributed may not exceed five years (provided that the period over which installments may be distributed may be extended an additional year (up to an additional five years) for each $100,000 or fraction thereof by which his Capital Accumulation exceeds $500,000 (as adjusted after 1987 for increases in the cost of living pursuant to
                  Section 409(o)(2) of the Code)); or
            (3)   Any combination of the foregoing.
      (c) To mitigate any financial hardship to a Participant (or Beneficiary) after his Service has terminated but before his Capital Accumulation would otherwise be distributed, the Committee may direct the Trustee to advance to him (or to his Beneficiary) a partial distribution of up to 50% of his Capital Accumulation, as then estimated by the Committee. If any such partial distribution is made, the Participant's Capital Accumulation, when finally distributed, will be reduced by any such advance. For purposes of this Section 12(c), a temporary absence from work by reason of layoff, work stoppage or any other reason shall not entitle any Participant to a partial distribution. Effective September 1, 1994, any partial distribution pursuant to this Section 12(c) shall be deemed made first with respect to shares of Company Stock that have been allocated to a Participant's Company Stock Account for more than six months.
      (d) Distribution of a Participant's Capital Accumulation shall commence not later than 60 days after the Allocation Date coinciding with or next following his 65th birthday (or his termination of Service, if later). The distribution of the Capital Accumulation of any Participant who attains age
70 and one-half in a Plan Year must commence not later than April 1st of the next Plan
Year (even if he has not terminated Service) and must be made in accordance with the regulations under Section 401(a)(9) of the Code, including
Section 1.401(a)(9)-2; provided, however, that for Plan Years prior to 1989, such distribution need be made only if the Participant is a "5% owner" of Company Stock (as defined in Section 416(i)(1)(B)(i) of the Code). A Participant who terminates Service after completing at least five years of Credited Service shall be entitled (upon his request) to have the distribution of his Capital Accumulation commence upon his attaining age 55. If the amount of a Participant's Capital Accumulation cannot be determined (by the Committee) by the date on which a distribution is to commence, or if the Participant cannot be located, distribution of his Capital Accumulation shall commence within 60 days after the date on which his Capital Accumulation can be determined or after the date on which the Committee locates the Participant.
      (e) If any part of a Participant's Capital Accumulation is retained in the Trust after his Service ends, his Accounts will continue to be treated as described in Section 6. If a Participant whose Capital Accumulation exceeds $3,500 fails to consent to a distribution before he attains age 65, or if a Participant cannot be located, his entire Capital Accumulation may be segre-gated and invested in assets other than Company Stock (as determined by the Committee).

Section 13.  In-Service Distributions.
      (a) Cash Dividends - If so determined by the Board of Directors, any cash dividends payable on Company Stock allocated to the Company Stock Accounts of Participants may be paid currently (or within 90 days after the end of the Plan Year in which the dividends are paid to the Trust) in cash by the Trustee to such Participants (or their Beneficiaries) on a nondiscrimina-tory basis, or the Company may pay such dividends directly to the Participants (or Beneficiaries). Such distribution (if any) of cash dividends may be limited to Participants who are still Employees, may be limited to dividends on shares of Company Stock which are then vested or may be applicable to cash dividends on all shares allocated to Participants' Company Stock Accounts.
      (b) Diversification - A Participant who has attained age 55 and completed at least ten Years of Participation in the Plan shall be notified of his right to elect to "diversify" a portion of the balance in his Company Stock Account attributable to shares of Company Stock acquired by the Trust after December 31, 1986 ("Post-1986 Shares"), as provided in
Section 401(a)(28)(B) of the Code. An election to "diversify" must be made on the prescribed form and filed with the Committee within the 90-day period immediately following the Allocation Date of a Plan Year in the Election Period. For purposes of this Section 13(b), "Years of Participation" includes only those Plan Years in which the Participant is entitled to receive an allocation of Employer Contributions or Forfeitures under Sections 3(b) and 6(a) and the "Election Period" means the period of six consecutive Plan Years beginning with the Plan Year in which the Participant first becomes eligible to make an election.
      For each of the first five Plan Years in the Election Period, the Participant may elect to "diversify" an amount which does not exceed 25% of the number of Post-1986 Shares allocated to his Company Stock Account since the inception of the Plan, less all shares with respect to which an election under this Section 13(b) was previously made. In the case of the sixth Plan Year in the Election Period, the Participant may elect to "diversify" an amount which does not exceed 50% of the number of Post-1986 Shares allocated to his Company Stock Account since the inception of the Plan, less all shares with respect to which an election under this Section 13(b) was previously made. No "diversification" election shall be permitted if the balance of Post-1986 Shares in a Participant's Company Stock Account as of the Allocation Date of the first Plan Year in the Election Period has a Fair Market Value of $500 or less, unless and until the balance of Post-1986 Shares in his Company Stock Account as of a subsequent Allocation Date in the Election Period exceeds $500.
      The Committee shall determine whether "diversification" will be effected by permitting Participants to direct the investment of the portion of their Company Stock Accounts with respect to which a "diversification" election is made among at least three investment funds (other than Company Stock) that the Committee shall cause to be made available under the Trust or by distributing to the Participants in cash and/or Company Stock that portion of their Company Stock Accounts with respect to which a "diversification" election is made.
Any diversification of investments or distribution under this Section 13(b) shall occur within 90 days after the 90-day period in which the election may be made, and any distribution shall be treated as a distribution which is subject to the provisions of Section 14(c).
      If the 401(k) Plan then provides at least three investment funds (other than Company Stock) for the investment of assets, the Committee may determine that "diversification" will be effected by transferring to the 401(k) Plan that portion of the Participants' Company Stock Accounts with respect to which a "diversification" election is made. Any transfer to the 401(k) Plan under this Section 13(b) shall occur no earlier than 30 days after any necessary Forms 5310 with respect to such transfer have been filed with the Internal Revenue Service, but not later than the time when a distribution under this
Section 13(b) would have been required. Effective September 1, 1994, any "diversification election" pursuant to this Section 13(b) shall be deemed to be made first with respect to shares of Company Stock that have been allocated to a Participant's Company Stock Account for more than six months.

Section 14.  How Capital Accumulation Will Be Distributed.
      (a) The Trustee will make distributions from the Trust only as directed by the Committee. Distribution of a Participant's Capital Accumulation will be made in shares of Company Stock, cash or a combination of both, as determined by the Committee; provided, however, that the Committee shall notify the Participant of his right to demand distribution of his Capital Accumulation (other than any portion of his Company Stock Account held in investment funds pursuant to a diversification election under Section 13(b)) entirely in whole shares of Company Stock (with only the value of any fractional share paid in cash). Any distribution of Company Stock shall be deemed to consist first of shares of Company Stock that have been allocated to a Participant's Company Stock Account for more than six months.
      (b) Distribution of a Participant's Capital Accumulation will be made to the Participant if living, and if not, to his Beneficiary. In the event of a Participant's death, his Beneficiary shall be his surviving spouse, or if none, his estate. A Participant (with the written consent of his spouse, if any, acknowledging the effect of the consent and witnessed by a notary public or Plan representative) may designate a different Beneficiary or Beneficiaries from time to time by filing a written designation with the Committee. A deceased Participant's entire Capital Accumulation shall be distributed to his Beneficiary within five years after his death, except to the extent that distribution has previously commenced in accordance with Section 12(b)(2).
      (c) The Company shall furnish the recipient of a distribution with the tax consequences explanation required by Section 402(f) of the Code and shall comply with the withholding requirements of Section 3405 of the Code and of any applicable state law with respect to distributions from the Trust (other than any dividend distributions under Section 13(a)). If the Committee so elects for a Plan Year, distributions to Participants may commence less than 30 days after the notice required under Section 1.411(a)-11(c) of the regulations under the Code is given; provided that no such distribution to a Participant shall be made unless (1) the Participant is informed that he has the right to a period of at least 30 days after receiving the notice to consider whether or not to consent to a distribution (or a particular distribution option) and (2) the Participant affirmatively elects to receive a distribution after receiving the notice.
      (d) If a distribution of a Participant's Capital Accumulation occurs after December 31, 1992, and is neither one of a series of annual installments over a period of ten years (or more) nor the minimum amount required to be distributed pursuant to the second sentence of Section 12(d), the Committee shall notify the Participant (or any spouse or former spouse who is his alternate payee under a "qualified domestic relations order" (as defined in Section 414(p) of the Code)) of his right to elect to have the distribution paid directly to an individual retirement account or annuity, a qualified defined contribution plan or a qualified annuity plan. If such a distribution is to be made to the Participant's surviving spouse, the Committee shall notify the surviving spouse of his right to elect to have the distribution paid directly to an individual retirement account or annuity. Any election under this Section 14(d) shall be made and effected in accordance with such rules and procedures as may be established from time to time by the Committee in order to comply with Section 401(a)(31) of the Code.

Section 15.  Rights, Options and Restrictions on Company Stock.
      (a) Any shares of Company Stock distributed by the Trust may be subject to a "right of first refusal" if the shares are not Financed Shares or are not publicly traded (as defined in Section 54.4975-7(b)(1)(iv) of the Regulations under the Code) at the time the right of first refusal may be exercised. The right of first refusal shall provide that, prior to any subsequent transfer, the shares must first be offered for purchase in writing to the Company, and then to the Trust, at the then Fair Market Value. A bona fide written offer from an independent prospective buyer shall be deemed to be the Fair Market Value for this purpose. The Company and the Committee (on behalf of the Trust) shall have a total of 14 days to exercise the right of first refusal on the same terms offered by a prospective buyer. The Company may require that a Participant entitled to a distribution of Company Stock execute an appropriate stock transfer agreement (evidencing the right of first refusal) prior to re-ceiving a certificate for Company Stock.
      (b) The Company shall provide a "put option" to any Participant (or Beneficiary) who receives a distribution of Company Stock if Company Stock is not registered under the Securities Exchange Act of 1934 and traded in an over-the-counter market. The put option shall permit the Participant (or Beneficiary) to sell such Company Stock to the Company at any time during two option periods, at the then Fair Market Value. The first put option period shall be for at least 60 days beginning on the date of distribution. The second put option period shall be for at least 60 days beginning after the new determination of Fair Market Value (and notice to the Participant thereof) in the following Plan Year. The Company may allow the Committee to direct the Trustee to purchase shares of Company Stock tendered to the Company under a put option. The payment for any Company Stock sold under a put option shall be made within 30 days if the shares were distributed as part of an installment distribution. If the shares were distributed in a lump sum distribution, payment shall commence within 30 days and may be made in a lump sum or in substantially equal, annual installments over a period not exceeding five years, with adequate security provided on any unpaid installment balance attributable to shares of Company Stock acquired by the Trust after Decem-ber 31, 1986, and interest payable at a reasonable rate on any unpaid install-ment balance (as determined by the Company or the Committee).
      (c) Shares of Company Stock held or distributed by the Trustee may include such legend restrictions on transferability as the Company may reasonably require in order to assure compliance with applicable Federal and state securities laws. Except as otherwise provided in this Section 15, no shares of Company Stock held or distributed by the Trustee may be subject to a put, call or other option, or buy-sell or similar arrangement. The provisions of this Section 15 shall continue to be applicable to Company Stock even if the Plan ceases to be an employee stock ownership plan under
Section 4975(e)(7) of the Code.

Section 16.  No Assignment of Benefits.
      A Participant's Capital Accumulation may not be anticipated, assigned (either at law or in equity), alienated or subject to attachment, garnishment, levy, execution or other legal or equitable process, except in accordance with a "qualified domestic relations order" (as defined in Section 414(p) of the Code).

Section 17.  Administration.
      (a) Administrative Committee - The Plan will be administered by an Administrative Committee composed of one or more individuals appointed by the Board of Directors to serve at its pleasure and without compensation. The members of the Committee shall be the named fiduciaries with authority to control and manage the operation and administration of the Plan. Members of the Committee need not be Employees or Participants. Any Committee member may resign by giving notice, in writing, to the Board of Directors.
      (b) Committee Action - Committee action will be by vote of a majority of the members at a meeting or in writing without a meeting. A Committee member who is a Participant shall not vote on any question relating specifically to himself.
      The Committee shall choose from its members a Chairman and a Secretary. The Chairman or the Secretary of the Committee shall be authorized to execute any certificate or other written direction on behalf of the Committee. The Secretary shall keep a record of the Committee's proceedings and of all dates, records and documents pertaining to the administration of the Plan.
      (c) Powers and Duties of the Committee - The Committee shall have all powers necessary to enable it to administer the Plan and the Trust Agreement in accordance with their provisions, including without limitation the following:
            (1) resolving all questions relating to the eligibility of Employees to become Participants;

            (2) determining the appropriate allocations to Participants' Accounts pursuant to Section 6;

            (3) determining the amount of benefits payable to a Participant (or Beneficiary), and the time and manner in which such benefits are to be paid;

            (4) authorizing and directing all disbursements of Trust Assets by the Trustee;

            (5) establishing procedures in accordance with Section 414(p) of the Code to determine the qualified status of domestic relations orders and to administer distributions under such qualified orders;

            (6) engaging any administrative, legal, accounting, clerical or other services that it may deem appropriate;

            (7) construing and interpreting the Plan and the Trust Agreement and adopting rules for administration of the Plan that are consistent with the terms of the Plan documents and of ERISA and the Code;
            (8) compiling and maintaining all records it determines to be necessary, appropriate or convenient in connection with the administration of the Plan;
            (9) reviewing the performance of the Trustee with respect to the Trustee's administrative duties, responsibilities and obligations under the Plan and Trust Agreement;

          (10) determining the Fair Market Value of Company Stock as of such dates as it determines to be necessary or appropriate; and

          (11) executing agreements and other documents on behalf of the Plan and Trust.


      The Committee shall be responsible for directing the Trustee as to the investment of Trust Assets. The Committee may delegate to the Trustee the responsibility for investing Trust Assets other than Company Stock. The Committee shall establish a funding policy and method for directing the Trustee to acquire Company Stock (and for otherwise investing the Trust Assets) in a manner that is consistent with the objectives of the Plan and the requirements of ERISA.
      The Committee shall perform its duties under the Plan and the Trust Agreement solely in the interests of the Participants (and their Beneficiaries). Any discretion granted to the Committee under any of the provisions of the Plan or the Trust Agreement shall be exercised only in accordance with rules and policies established by the Committee which shall be applicable on a nondiscriminatory basis.
      (d) Expenses - All reasonable expenses of administering the Plan and Trust shall be paid by the Company. Normal brokerage charges and other costs that are included in the cost of securities purchased (or charged against the proceeds of securities sold), however, shall be charged to and paid out of the Trust Assets. Payment of expenses by the Company shall not be deemed to be Employer Contributions.
      (e) Information to be Submitted to the Committee - To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters as the Committee may require, and shall maintain such other records as the Committee may determine are necessary or appropriate in order to determine the benefits due or which may become due to Participants (or Beneficiaries) under the Plan.
      (f) Delegation of Fiduciary Responsibility - The Committee from time to time may allocate to one or more of its members and/or may delegate to any other persons or organizations any of its rights, powers, duties and responsibilities with respect to the operation and administration of the Plan that are permitted to be so delegated under ERISA; provided, however, that responsibility for investment of the Trust Assets may not be allocated or delegated except as provided in Section 17(c). Any such allocation or delegation shall be made in writing, shall be reviewed periodically by the Committee and shall be terminable upon such notice as the Committee in its discretion deems reasonable and proper under the circumstances.
      (g)  Bonding, Insurance and Indemnity - To the extent required under
Section 412 of ERISA, the Company shall secure fidelity bonding for the fiduciaries of the Plan.
      The Company (in its discretion) or the Trustee (as directed by the Committee) may obtain a policy or policies of insurance for the Committee (and other fiduciaries of the Plan) to cover liability or loss occurring by reason of the act or omission of a fiduciary. If such insurance is purchased with Trust Assets, the policy must permit recourse by the insurer against the fiduciary in the case of a breach of a fiduciary obligation by such fiduciary. The Company hereby indemnifies each member of the Committee (to the extent permitted by law) against any personal liability or expense resulting from his service on the Committee, except such liability or expense as may result from his own willful misconduct.
      (h) Notices, Statements and Reports - The Company shall be the "Plan Administrator" (as defined in Section 3(16)(A) of ERISA and Section 414(g) of the Code) for purposes of the reporting and disclosure requirements of ERISA and the Code. The Committee shall assist the Company, as requested, in complying with such reporting and disclosure requirements. The Committee shall be the designated agent of the Plan for the service of legal process.

Section 18.  Claims Procedure.
      A Participant (or Beneficiary) who does not receive a distribution of benefits to which he believes he is entitled may present a claim to the Committee. The claim for benefits must be in writing and addressed to the Committee or to the Company. If the claim for benefits is denied, the Committee shall notify the Participant (or Beneficiary) in writing within 90 days after the Committee initially received the benefit claim. Any notice of a denial of benefits shall advise the Participant (or Beneficiary) of the basis for the denial, any additional material or information necessary for the Participant (or Beneficiary) to perfect his claim and the steps which the Participant (or Beneficiary) must take to have his claim for benefits reviewed.
      Each Participant (or Beneficiary) whose claim for benefits has been denied may file a written request for a review of his claim by the Committee. The request for review must be filed by the Participant (or Beneficiary) within 60 days after he receives the written notice denying his claim. The decision of the Committee will be made within 60 days after receipt of a request for review and shall be communicated in writing to the claimant. Such written notice shall set forth the basis for the Committee's decision. If there are special circumstances (such as the need to hold a hearing) which require an extension of time for completing the review, the Committee's decision shall be rendered not later than 120 days after receipt of a request for review.

Section 19.  Limitation on Participants' Rights.
      A Participant's Capital Accumulation will be based solely upon his vested interest in his Accounts and will be paid only from the Trust Assets. An Employer, the Committee or the Trustee shall not have any duty or liability to furnish the Trust with any funds, securities or other assets, except as expressly provided in the Plan.
      The adoption and maintenance of the Plan shall not be deemed to constitute a contract of employment or otherwise between an Employer and any Employee, or to be a consideration for, or an inducement or condition of, any employment. Nothing contained in this Plan shall be deemed to give an Employee the right to be retained in the Service of an Employer or to interfere with the right of an Employer to discharge, with or without cause, any Employee at any time.

Section 20.  Future of the Plan.
      The Company reserves the right to amend or terminate the Plan (in whole or in part) and the Trust Agreement at any time, by action of the Board of Directors; provided, however, that effective September 1, 1994, the provisions of the Plan relating to the allocation of Company Stock to the Accounts of Participants may not be amended more often than once every six months (other than as may be required to comply with changes in the Code, ERISA or the rules thereunder). Neither amendment nor termination of the Plan shall retroac-tively reduce the vested rights of Participants or permit any part of the Trust Assets to be diverted to or used for any purpose other than for the ex-clusive benefit of the Participants (and their Beneficiaries).
      The Company specifically reserves the right to amend the Plan and the Trust Agreement retroactively in order to satisfy any applicable requirements of the Code and ERISA.
      If the Plan is terminated (or partially terminated), participation of Participants affected by the termination will end. If Employer Contributions are not replaced by contributions to a comparable plan which satisfies the requirements of Section 401(a) of the Code, the Accounts of only those Participants who are Employees on the effective date of the termination will become nonforfeitable as of that date. A complete discontinuance of Employer Contributions shall be deemed to be a termination of the Plan for this purpose. The Capital Accumulations of those Participants whose Service terminated prior to the effective date of Plan termination will continue to be determined pursuant to Section 10(a); and, to the extent that such Participants are not vested, the nonvested balances in their Accounts will become Forfeitures to be reallocated as of the effective date of Plan termination (even if they have not incurred a one-year Break in Service).
      After termination of the Plan, the Trust will be maintained until the Capital Accumulations of all Participants have been distributed. Capital Accumulations may be distributed following termination of the Plan or distributions may be deferred as provided in Section 12, as the Company shall determine. In the event that Company Stock is sold in connection with the termination of the Plan or the amendment of the Plan to become a qualified employee plan that is not a stock bonus plan, all Capital Accumulations will be distributed in cash.
      In the event of the merger or consolidation of this Plan with another plan, or the transfer of Trust Assets (or liabilities) to another plan, the Account balances of each Participant immediately after such merger, consolidation or transfer must be at least as great as immediately before such merger, consolidation or transfer (as if the Plan had then terminated).

Section 21.  "Top-Heavy" Contingency Provisions.
      (a) The provisions of this Section 21 are included in the Plan pursuant to Section 401(a)(10)(B)(ii) of the Code and shall become applicable only if the Plan becomes a "top-heavy plan" under Section 416(g) of the Code for any Plan Year.
      (b) The determination as to whether the Plan becomes "top-heavy" for any Plan Year shall be made as of the Allocation Date of the immediately preceding Plan Year by considering the Plan together with the 401(k) Plan and the Pension Plan. The Plan (and the 401(k) Plan and the Pension Plan) shall be "top-heavy" only if the total of the account balances under the Plan and the 401(k) Plan and the accrued benefits under the Pension Plan for "key employees" as of the determination date exceeds 60% of the total of the account balances and the values of the accrued benefits for all Participants. For such purpose, account balances and accrued benefit values shall be computed and adjusted pursuant to Section 416(g) of the Code. "Key employees" shall be certain Participants (who are officers or shareholders of the Company) and Beneficiaries described in Section 416(i)(1) or (5) of the Code.
      (c) For any Plan Year in which the Plan is "top-heavy," each Participant who is an Employee on the Allocation Date (and who is not a "key employee") shall receive a minimum allocation of Employer Contributions and Forfeitures which is equal to the lesser of:
            (1)   3% of his Statutory Compensation; or

            (2) the same percentage of his Statutory Compensation as the allocation to the "key employee" for whom the percentage is the highest for that Plan Year. For this purpose, the allocation to a "key employee" shall include any Pretax Deferrals made on his behalf for the Plan Year to the 401(k) Plan.
      (d) For any Plan Year in which the Plan is "top-heavy," Compensation and Statutory Compensation of each Employee for purposes of the Plan shall not take into account any amount in excess of $200,000 (as adjusted for increases in the cost of living after December 31, 1988) or $150,000 for any Plan Year beginning after December 31, 1993 (as adjusted for increases in the cost of living).
      (e) As of the first day of any Plan Year in which the Plan has become "top-heavy," the vesting schedule in Section 10(a)(2) shall be amended (with respect to any Employee who is credited with at least one Hour of Service after the Plan has become "top-heavy") to read as follows:
                                          Nonforfeitable
            Credited Service                Percentage
            Less than Two Years                 0%
            Two Years                          20%
            Three Years                        40%
            Four Years                         60%
            Five Years or More                100%
      If the Plan ceases to be "top-heavy," the Capital Accumulation of a Par-ticipant who, at that time, has less than three years of Service shall thereafter be determined under the vesting schedule in Section 10(a)(2), instead of the vesting schedule in this Section 21(e), except that his nonforfeitable percentage shall not be reduced below the nonforfeitable percentage that he had at the time the Plan ceased to be "top-heavy." If the Plan ceases to be "top-heavy," the Capital Accumulation of a Participant who, at that time, has three or more years of Service shall continue to be determined under the vesting schedule in this Section 21(e).
      (f) For any Plan Year in which the Plan is "top-heavy," with respect to any Participant who is covered under the Pension Plan, the "defined benefit plan fraction" and the "defined contribution plan fraction" referred to in
Section 415(e) of the Code shall be computed by substituting "1.0" in lieu of "1.25" in both denominators.

Section 22.  Governing Law.
      The provisions of this Plan and the Trust Agreement shall be construed, administered and enforced in accordance with the laws of the State of Hawaii, to the extent such laws are not superseded by ERISA.

Section 23.  Execution.
      To record the adoption of this amendment and restatement of the Plan, the Company has caused it to be executed on this 6th day of May, 1994.

                                      MAUI LAND & PINEAPPLE COMPANY,
                                      INC.



                                      By   /s/ Joseph w. Hartley Jr.
                                           -------------------------
                                                 President



                                      By  /s/ Adele H. Sumida
                                         ------------------------
                                               Secretary


                      MAUI LAND & PINEAPPLE COMPANY, INC.

                   EMPLOYEE STOCK OWNERSHIP TRUST AGREEMENT


                 As Amended and Restated as of January 1, 1987







      THIS AGREEMENT, between MAUI LAND & PINEAPPLE COMPANY, INC. (a Hawaii corporation), hereinafter referred to as the "Company," and HAWAIIAN TRUST COMPANY, LIMITED, hereinafter referred to as the "Trustee," to be effective as of January 1, 1987.

                             W I T N E S S E T H:

      WHEREAS, it is the policy of the Company to so finance and conduct its operations as to enable its Employees to acquire stock ownership interests in the Company; and
      WHEREAS, the Company has adopted an amendment and restatement of the MAUI LAND & PINEAPPLE COMPANY, INC. EMPLOYEE STOCK OWNERSHIP PLAN, hereinafter referred to as the "Plan," which is a qualified employee plan under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, effective as of January 1, 1987; and
      WHEREAS, the Trustee is currently serving as the trustee under the Plan and has agreed to continue to so serve;
      NOW, THEREFORE, the parties hereto do hereby agree that the following shall constitute the amended and restated Trust Agreement:
      A. The Trust Assets. The existing assets held in trust under the Plan shall continue to be held by the Trustee hereunder. Employer Contributions shall be paid to the Trustee from time to time in accordance with the provisions of the Plan. All such assets and Employer Contributions and all investments thereof, together with all accumulations, accruals, earn-ings and income with respect thereto, shall be held by the Trustee in trust hereunder as the Trust Assets. The Trust Assets shall be invested by the Trustee as directed by the Committee (appointed by the Company to administer the Plan) pursuant to the terms of the Plan and this Trust Agreement. The Trustee shall not be responsible for the maintaining of the records of Par-ticipants' Accounts under the Plan, for the administration of the Plan or for the computation of, or collection of, Employer Contributions. The Trustee shall hold, invest, reinvest, manage, administer and distribute the Trust Assets, as directed by the Committee and as provided herein and under the Plan, for the exclusive benefit of Participants (and their Beneficiaries).
      B.    Investment of Trust Assets.
            (1) As directed by the Committee, the Trustee shall invest and reinvest the Trust Assets primarily (or exclusively) in Company Stock, in accordance with the terms of the Plan and this Agreement. The Trustee may invest and hold up to 100% of the Trust Assets in Company Stock, if so directed by the Committee. Except as provided in Paragraph H below, the Committee may direct the Trustee to dispose of Company Stock only if the Com-pany's Board of Directors so approves in writing.
            (2) As directed by the Committee, the Trustee may also place Trust Assets in various deposit accounts offered by any bank (including the Trustee) or savings and loan association, invest in other securities or investments desirable for the Trust, or in any kind of investment fund (including any common trust fund maintained by the Trustee) or Trust Assets may be held temporarily in cash.
            (3) The Committee shall have the responsibility and liability for the prudence of investments directed by it under this Paragraph B. The Committee may delegate to the Trustee the responsibility for investing Trust Assets other than Company Stock.
            (4) In the event that the Committee directs the Trustee to dispose of any Company Stock held as Trust Assets, under circumstances which require registration and/or qualification of the securities under applicable Federal or state securities laws, then the Company, at its own expense, will take, or cause to be taken, any and all such actions as may be necessary or appropriate to effect such registration and/or qualification.
      C. Trustee's Powers. As directed by the Committee, the Trustee shall have the authority and power to:
            (1) contract or otherwise enter into transactions for the purpose of acquiring or selling Company Stock, including transactions with the Company or any Company shareholder;
            (2) borrow from any lender (including the Company) to finance the acquisition of Company Stock, giving its note as Trustee with such reasonable interest and security for the loan as may be appropriate or necessary; provided that any such borrowing shall comply with the provisions of Section 5(b) of the Plan;
            (3) vote any stocks, bonds or other securities held in the Trust, or otherwise consent to or request any action on the part of the issuer in person or by proxy; provided that any voting of Company Stock shall comply with the provisions of Paragraph D;
            (4) sell, transfer, mortgage, pledge, lease or otherwise dispose of, or grant options with respect to, any Trust Assets at public or private sale;
            (5) give general or specific proxies or powers of attorney with or without powers of substitution;
            (6) participate in reorganizations, recapitalizations, consolidations, mergers and similar transactions with respect to Company Stock or any other securities;
            (7) exercise any options, subscription rights and conversion privileges with respect to any Trust Assets;
            (8) sue, defend, compromise, arbitrate or settle any suit or legal proceeding or any claim due it or on which it may be liable;
            (9) exercise any of the powers of an owner with respect to the Trust Assets;
          (10) perform all acts which the Trustee shall deem necessary or appropriate and exercise any and all powers and authority of the Trustee under this Agreement.
      The Committee may authorize the Trustee in writing to act on any matter (or class of matters) with respect to which directions or instructions from the Committee are called for hereunder without specific directions or other instructions from the Committee.
      D.    Voting Company Stock.
            (1) Voting Rights - All shares of Company Stock held by the Trust shall be voted by the Trustee only in accordance with the provisions of this Paragraph D. Each Participant (or Beneficiary) will be entitled to direct the Trustee as to the manner in which shares of Company Stock then allocated to his Company Stock Account will be voted. The Trustee shall vote the shares of Company Stock allocated to a Participant's Company Stock Account for which no instructions are received and the shares of Company Stock not then allocated to Participants' Company Stock Accounts in the same proportions as the aggregate of Company Stock allocated to Participants' Company Stock Ac-counts is voted pursuant to the instructions of Participants (or Beneficiaries).
            (2) Information to Trustee - The Company shall deliver to the Trustee a list of the names and addresses of the Participants (or Beneficiaries) showing the number of shares of Company Stock allocated to each Participant's Company Stock Account and the total number of shares of Company Stock held by the Trust not then allocated to Participants' Company Stock Accounts and shall date and certify the accuracy of such information.
            (3) Information to Participants - The Trustee shall provide each Participant (or Beneficiary) who is entitled to direct the Trustee as to the manner in which shares of Company Stock will be voted with the proxy statement and other materials provided to Company shareholders in connection with each shareholder meeting, together with a form upon which the Participant (or Beneficiary) shall have the right to give confidential voting instructions to the Trustee for the shares allocated to his Company Stock Account. Each Participant (or Beneficiary) shall be informed that if he fails to return the voting instruction form, the shares of Company Stock whose voting he is en-titled to direct will be voted in proportion to the instructions received from the other Participants (or Beneficiaries). Each Participant (or Beneficiary) shall also be informed that his voting directions will be confidential.
            (4) Expenses - The Trustee shall have the right to require payment in advance by the Company and any other person soliciting proxies of all reasonably anticipated expenses associated with the distribution of information to and the processing of instructions received from the Participants (or Beneficiaries).
            (5) No Recommendations - The Trustee shall not express any opinion or give any advice or recommendation to any Participant (or Beneficiary) concerning the matters subject to vote, and the Trustee shall have no authority or responsibility to do so.
            (6) Confidentiality - The Trustee shall not reveal or release any individual Participant (or Beneficiary) voting instructions to the Company or its officers, directors, employees or representatives. The Trustee may, however, inform the Company at its request of the number of shares of Company Stock for which voting instructions have been received at a given point in time and the manner in which such shares will be voted when the votes are cast by the Trustee. The Company shall honor the confidentiality of the Participant (or Beneficiary) voting instructions to the Trustee. The Company may require verification as to the Trustee's compliance with the voting instructions of the Participants (or Beneficiaries) by an independent auditor selected by the Company.
      E. Nominees. The Trustee may register any Company Stock or other property held by it as Trust Assets hereunder in its own name or in the name of its nominees, with or without the addition of words indicating that such securities are held in a fiduciary capacity, and may hold any securities in bearer form; but the books and records of the Trustee shall at all times reflect that all such investments are part of the Trust.
      F. Records. The Trustee shall keep accurate and detailed accounts of all investments, receipts and disbursements and other transactions of the Trust, and all accounts, books and records relating thereto shall be open to inspection by any person designated by the Committee or the Company at all reasonable times. The Trustee shall maintain such records, make such computations and perform such ministerial acts as the Committee may from time to time reasonably request.
      G. Reports. Within a reasonable period of time after each December 31st, or following the removal or resignation of the Trustee, and as of any other date specified by the Committee, the Trustee shall file a report with the Committee. This report shall show all purchases, sales, receipts, disbursements and other transactions effected by the Trustee during the year or period for which the report is filed, and shall contain an exact description, the cost as shown on the Trustee's books, and the fair market value as of the end of such period, of every asset held in the Trust and the amount and nature of each liability of the Trust. If Company Stock is not readily tradable on an established securities market, the Trustee may rely without liability upon the Fair Market Value of Company Stock determined by the Committee based upon a valuation by an independent appraiser.
      H. Distributions. The Trustee shall make distributions from the Trust, at such times and in such amounts of Company Stock and/or cash, to the person entitled thereto under the Plan, as the Committee directs in writing. Any undistributed portion of a Participant's Capital Accumulation under the Plan shall be retained in the Trust until the Committee directs its distribu-tion. If distribution is directed in Company Stock, the Trustee or the Committee shall cause the Company to issue an appropriate stock certificate to the person entitled thereto, to be delivered to such person by the Committee; provided that the Trustee and the Company shall comply with the provisions of the Plan relating to the repurchase of Company Stock by the Trust or by the Company. Any cash distribution shall be made by the Trustee's furnishing its check to the Committee for delivery to the Participant (or Beneficiary).
      I. Signatures. All communications required hereunder from the Company or the Committee to the Trustee shall be in writing signed by an officer of the Company or a member of the Committee authorized to sign on its behalf. The Committee shall authorize one or more of its members to sign on its behalf all communications required hereunder between the Committee and the Trustee. The Company shall at all times keep the Trustee advised of the names and specimen signatures of all members of the Committee and the individuals authorized to sign communications on behalf of the Committee. The Trustee shall be fully protected in relying on any such communication and shall not be required to verify the accuracy or validity thereof unless it has reasonable grounds to doubt the authenticity of any signature. If, after request, the Trustee does not receive instructions from the Committee on any matter in which instructions are required hereunder, the Trustee shall act or refrain from acting as it may determine. Except as otherwise specifically required by applicable law, the Committee may sign any and all documents on behalf of the Plan and the Trust.
      J. Expenses. The reasonable expenses incurred by the Trustee in the performance of its duties, and all other proper administrative costs of the Plan and Trust (including Trustee's fees), shall be paid by the Company. Normal brokerage charges and other costs that are included in the cost of securities purchased (or charged against the proceeds of securities sold), however, shall be charged to and paid out of the Trust Assets. The Trustee shall be entitled to such reasonable compensation for its services as may be agreed upon in writing from time to time between the Company and the Trustee.
      K. Liability of Trustee. The Trustee shall not be liable for any action it takes or refrains from taking in accordance with proper directions of the Committee. The Trustee shall not be required to pay interest on any portion of the Trust Assets which is held uninvested at the direction of the Committee.
      L. Amendment and Termination. The Company (through its Board of Directors) shall have the right at any time, by an instrument in writing, duly executed and delivered to the Trustee, to modify, alter or amend this Agreement, in whole or in part, and to terminate the Plan and Trust, in accordance with the express provisions of Section 20 of the Plan. In no event, however, shall the duties, powers or liabilities of the Trustee hereunder be changed without its prior written consent.
      M. Non-Reversion. Subject to the provisions of Paragraph L above and Sections 4(c) and 20 of the Plan, this Trust is declared to be irrevocable, and at no time shall any part of the Trust Assets revert to the Company or be used for, or be diverted to, purposes other than for the exclusive benefit of Participants (and their Beneficiaries). However, the Company may, by notice in writing to the Trustee, direct that all or part of the Trust Assets be transferred to a successor trustee under a trust which is for the exclusive benefit of such Participants (and their Beneficiaries) and which satisfies the requirements of Section 401(a) of the Code; and thereupon the Trust Assets, or any part thereof, shall be paid over, transferred or assigned to said successor trustee, free from the Trust created hereunder; provided, however, that no part of the Trust Assets may be used to pay contributions of the Company under any other plan maintained for the benefit of its Employees.
      N. Resignation or Removal of Trustee. The Trustee may resign at any time upon 60 days' written notice to the Company. The Trustee may be removed at any time by the Company upon 30 days' written notice to the Trustee. Upon receipt of instructions or directions from the Company or the Committee with which the Trustee is unable or unwilling to comply, the Trustee may resign, upon notice in writing to the Company given within a reasonable time under the circumstances then prevailing after the receipt of such instructions or directions; and notwithstanding any other provisions hereof, in that event the Trustee shall have no liability to the Company, or to any Participant (or Beneficiary), for failure to comply with such instructions or directions.
      Upon resignation or removal of the Trustee, the Company's Board of Directors shall appoint a successor trustee or trustees. The successor trustee shall have the same powers and duties as are conferred upon the Trustee hereunder, and the Trustee shall assign, transfer and pay over to the successor trustee all the Trust Assets, together with such records or copies thereof as may be necessary to the successor trustee.
      O. Definition. The definition of certain terms in the Plan shall apply to this Agreement wherever applicable. Each gender includes the other, and the singular includes the plural.
      P. Acceptance. The Trustee hereby accepts this Trust and agrees to hold the existing Trust Assets, and all additions and accretions thereto, subject to all the terms and conditions of the Plan and this Agreement. In the event that any provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity thereof shall not affect the remaining provisions of this Agreement, but shall be fully severable, and the Agreement shall be construed and enforced as if the illegal or invalid provision had never been inserted herein.

      IN WITNESS WHEREOF, the Company and the Trustee have caused this amended
and restated Trust Agreement to be executed on this        day of           ,
1994.

MAUI LAND & PINEAPPLE COMPANY,      HAWAIIAN TRUST COMPANY,
INC.                                      LIMITED



By     /s/  Joseph W. Hartley Jr.      By /s/  Thomas B. Holden
               President



By   /s/  Adele H. Sumida              By  /s/  Monica F. Boe
             Secretary